UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

Linx S.A. (B3: LINX3; NYSE: LINX), publicly-held company headquartered in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, Cj 701, Bl A, Ed. Birmann 21, sala 1, Pinheiros, CEP 05425-902 ("Company"), in compliance with provisions of CVM Instruction no 358, of January 3, 2002, CVM Instruction no 480 of December 7, 2009, and CVM Official Notice no 02/2020, informs its shareholders and the market in general of possible economic and financial impacts arising from the dissemination of the new Coronavirus (COVID-19) around the world.

According to the Brazilian Ministry of Health, the spread of COVID-19 was first reported in Wuhan, mainland China, on December 31, 2019 and later spread to several countries. Since then, several cases of contagion and fatalities have been reported by world authorities and by the media. On March 11, 2020, the World Health Organization (WHO) declared a global pandemic.

Still in March, Linx developed and put into practice plan comprising several preventive measures necessary to minimize the effects of the pandemic, among which we highlight:

• Creation of a Crisis Committee to continuously assess the evolution of COVID-19, possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

• Definition of home office for all Employees who made an international trip and recently returned to their respective countries, respecting the quarantine period recommended by doctors;

• Suspension or postponement of national and international business trips; and

• Definition of interleaved home office for all employees since March 16, aiming to reduce the population density in their offices as a strategy to mitigate the risks of virus transmission.

So far, Linx has not suffered any material impact caused by the spread of the virus. Due to uncertainties regarding the dynamics of the outbreak's evolution, the effects on the economic activities of our customers and suppliers and the measures to be adopted in Brazil and in other markets in which we operate, it is impossible to predict the total impact that the pandemic will have on the global economy as well as on our business.

In the current scenario, Linx has a certain degree of protection in financial terms considering that around 80% of revenues are monthly fees generated by the use of management software and integrated services, besides being capitalized. The migration of solutions to the cloud environment in recent years also offers resilience to the Company, since virtually all solutions can be accessed remotely.

However, negative impacts on the economy may result in possible losses for Linx, temporary or not, starting in the second half of March. Such impacts may cover mainly, but not only, delinquency levels, new sales, projects implementation, store activation, revenue linked to the volume of transactions (mainly Linx Digital and Linx Pay) and churn resulting from store closures. A strong exchange rate devaluation can influence cost levels, especially those linked to the public cloud. In addition, it is not possible to measure impacts on the health of our Employees, even if all measures have been taken.

On the other hand, there is the possibility of Linx contributing to its customers through initiatives related to retail digital transformation, such as e-commerce solutions, omnichannel (OMS) and delivery solutions to restaurants (Delivery App). Another opportunity is its strong presence in the verticals of Pharma, Gas Stations and convenience stores, segments that may eventually have increased demand.

Linx continues to constantly assess impacts on operations and is committed to informing possible new scenarios and necessary measures. The Company continues to operate normally, reaffirming its commitment to the safety of its Employees ensuring services to Customers and Suppliers, and consequently, to the business.

São Paulo, March 18, 2020.

LINX S.A.

Ramatis Rodrigues
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer